July 27, 2010

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Form 10-K for fiscal year ended December 26, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2010
File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated June 23, 2010. The Company requested an extension until July 27, 2010 to respond to your comments and received verbal approval from Lilyanna Peyser. A letter confirming the request for the extension and the agreed upon response date was filed through EDGAR on June 30, 2010. Your letter provides comments regarding certain disclosures contained in the Publix Super Markets, Inc.’s (the Company) Form 10-K for the fiscal year ended December 26, 2009 and the 2010 Definitive Proxy Statement. This letter is intended as a response to each of your comments. Proposed changes or additions to the applicable disclosures are in bold.

Form 10-K for the Fiscal Year ended December 26, 2009

Item 1. Business, page 1

1.

Please expand your disclosure regarding the business conducted and properties utilized by the company to provide separate information for each of the lines of business in which you operate, including convenience stores, liquor stores and restaurants.

For each of the fiscal years 2007 through 2009, sales from all other lines of business combined represented less than 5% of total company sales. Also, the property associated with these lines of business is immaterial. Therefore, the other lines of business of the Company are immaterial and additional disclosure is not considered necessary.

However, the Company will include in Item 1. Business in future filings the information regarding these other lines of business that is currently included in its management’s discussion and analysis. This information for 2009 was as follows:

As of December 26, 2009, the Company also operated 11 convenience stores, 103 liquor stores and 37 Crispers restaurants. All liquor stores and Crispers restaurants are located in Florida. Eight convenience stores are located in Florida, two in Georgia and one in Tennessee.

The Company will also add the following sentence to this disclosure:

Sales and assets associated with these other operations are not material.

2.	Please disclose the year in which you were organized. Refer to Item 101(a)(1) of Regulation S-K.

The Company will revise its future filings to include its legal year of organization of 1921.

3.

Please confirm that the reason you did not provide any disclosure regarding the importance, duration and effect of patents, trademarks, licenses, franchises and concessions is because they are not material to your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

The Company will add a disclosure similar to the following in Item 1. Business in its future filings.

Intellectual Property

The Company’s trademarks, trade names, copyrights and similar intellectual property are important to the success of the Company’s business. Numerous trademarks, including “Publix” and “where shopping is a pleasure,” have been registered with the U.S. Patent and Trademark Office. Due to the importance of its intellectual property to its business, the Company actively defends and enforces its rights to such property.

Item 1A. Risk Factors, page 2

4.

Please delete the last sentence of the first paragraph in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

The Company will revise its future filings to delete the sentence referenced in your comment.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 13

5.

Please expand your disclosure to discuss the business reasons for the changes in gross profit, operating and administrative expenses, investment income, and income taxes that occurred between fiscal years 2008 and 2007. In addition, please discuss the business reasons for the changes in net earnings between fiscal years 2009 and 2008, and between fiscal years 2008 and 2007.

The Company will expand its disclosure in future filings to include the business reasons for the changes in gross profit, operating and administrative expenses, investment income, income taxes and net earnings for all fiscal years included in the filing.

Item 14. Exhibits, Financial Statement Schedules, page 43

6.

Please file as exhibits any agreements evidencing your purchase of food products from Alma Food Imports, Inc., as well as the trade letters of credit and standby letters of credit that support certain of your purchase obligations, or tell us why you are not required to do so. In this regard, we note that your agreement with Alma Food Imports, Inc. represents a related party transaction.

Item 601(10) – Material Contracts of Regulation S-K includes the requirements for disclosure of contractual agreements. Item 601(10)(ii) states:

If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

Alma Food Imports, Inc. (Alma) – A contractual agreement to purchase products from Alma would meet the requirements of Item 601(10)(ii)(A) if the purchases were not immaterial in amount or significance. As indicated in our proxy, the 2009 purchases from Alma were approximately $2.2 million. For 2009, the Company’s cost of merchandise sold in its Form 10-K was approximately $17.6 billion. Therefore, the Company believes the purchases from Alma are immaterial in amount and significance and no further disclosure is required.

Trade Letters of Credit and Standby Letters of Credit – The Company’s trade letters of credit and standby letters of credit that support certain purchase obligations are contracts that ordinarily accompany the kind of business conducted by the Company. None of the exceptions to the general provision of Item 601(10)(ii) listed above apply to these contracts. Therefore, the Company believes no additional disclosure is required.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 4

Board Leadership Structure and Role in Risk Oversight, page 4

7.

We note that you determined your current leadership structure after considering “factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.” Please revise your disclosure to explain how these factors influenced your decision to separate the positions of Chairman of the Board and Chief Executive Officer.

The Company will revise its disclosure in future filings as follows:

The Company does not have a formal policy regarding the separation of its Chairman and Chief Executive Officer (CEO) positions. The Company determines the leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors. The Company’s current Chairman retired as CEO in March 2008 after serving 34 years on the Company’s Board of Directors, including seven years as Director and CEO. Based on the former

CEO’s extensive experience, the Company determined that separating the position of Chairman of the Board and CEO is the appropriate board leadership structure at this time.

Compensation Committee Interlocks and Insider Participation, page 6

8.

Please confirm that, in addition to the relationships addressed by your current disclosure, there are no interlocks of the executive officers of the company serving on the board of directors of another entity which has an executive officer serving on your compensation committee, and revise your disclosure accordingly.

The Company confirms that there are no interlocks of the executive officers of the Company serving on the board of directors of another entity which has an executive officer serving on the Company’s compensation committee and will revise its disclosure accordingly in future filings.

Executive compensation, page 9

General

9.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 402(s) requires disclosure of the registrant’s compensation policies and practices as they relate to the registrant’s risk management. To the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, a discussion is required of the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.

The Company’s base pay for its employees is fixed in amount and therefore doesn’t encourage risk taking. The Company’s bonus plan for its employees with significant decision-making or risk-taking authority is the incentive bonus plan referred to in its proxy. This incentive bonus plan provides an annual cash bonus to its executive officers and certain staff employees for achievement of the Company’s sales and target profit goals.

The Company’s incentive bonus plan is based on a target bonus equal to approximately 15% of base pay for all full incentive participants. The formula for the incentive bonus plan is determined so that if the sales and target profit goals for the fiscal year are achieved, the participants in the incentive bonus plan receive the target bonus of 15% of base pay. The sales and target profit goals for all participants are based on total Company results, not results for a particular subsidiary, division or business unit. Therefore, any decisions made by an individual participating in the incentive bonus plan are not likely to have a significant impact on his/her incentive bonus.

The Company’s overall results must be significantly better than the sales and target profit goals for the amount of the incentive bonus to be significantly greater than the target bonus of 15% of base pay.

Due to the Company’s incentive bonus plan being based on total Company results and having a somewhat low percentage payout relative to base pay compared to other companies, the Company does not believe its compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Therefore, the Company did not include any disclosure in response to Item 402(s) of Regulation S-K.

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

10.	Please revise your disclosure to quantify the target sales and profit goals for 2009 and the level at which those targets and goals were met. Refer to Item 402(b) of Regulation S-K.

The Company has previously received a Commission comment letter with a similar question regarding disclosing sales and profit goals for the incentive bonus. To facilitate the Commission’s review of this matter, following is the information included in our response letter dated December 20, 2007.

Disclosing Sales and Profit Projections

The Company believes that providing its sales and profit goals for incentive bonus purposes would result in competitive harm. Following is more information relative to the reasons for the Company’s concerns regarding such competitive harm.

Public vs. Non-Public

Unlike the majority of its competitors, the Company is not publicly traded. The Company has chosen not to be a public company because of the advantages for its stockholders. A key advantage of not being publicly traded is that the Company does not disclose sales and profit projections or detailed future business plans to analysts and other third parties. By contrast, the Company’s publicly traded competitors often provide guidance to investment analysts on their sales, gross profit, operating expenses, net income and earnings per share projections. By not providing these types of projections, the Company can adjust its plans for competitive reasons on a more timely basis. In addition, the Company can operate its business with a longer term focus for its stockholders, most of whom are also its employees.

Impact on Competitive Environment

Maintaining the confidentiality of business plans is often a key to the plans’ success. Our sales and profit projections would provide additional insight to our competitors regarding our plans. Our competitors closely monitor our operations. This includes not only visiting our stores and reviewing our advertising, but also attempting to determine our growth plans from various sources, including real estate brokers. Our experience indicates that information obtained by our competitors about our plans is often detrimental to us. For example, as soon as a competitor knows we are entering a new market, remodels and upgrades often begin at their stores. When a competitor discovers we are pursuing a store site (one they may or may not have an interest in), the competitor can take steps to increase the cost or decrease the availability of the site to us. Adding the Company’s sales and profit projections to this other information could signal changes in the Company’s plans to its competitors. Examples of some of these changes to the Company’s plans include:

•	more or less aggressive growth or expansion plans,
•	more or less aggressive changes in pricing, or
•	adding service or productivity initiatives.

If the competitors recognize these types of changes by the Company, the competitors will adjust their plans to the extent possible to minimize the likelihood of the success of the Company’s plans. The competitors’ adjustments can include changing their growth or expansion plans, pricing strategies, and/or service or productivity initiatives.

For the reasons listed above, the Company believes providing its sales and profit projections would result in competitive harm. This competitive harm impacts the Company’s results, stock price and ultimately its stockholders.

In its letter dated February 19, 2008, the Commission stated: “Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit the information from your filing.”

The Company continues to believe that providing its sales and profit goals or projections would result in competitive harm. Therefore, no additional disclosure is considered necessary.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will resolve your comments on the Company’s Form 10-K and Definitive Proxy Statement. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips
David P. Phillips
Chief Financial Officer and Treasurer